SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)

                            Venturi Partners. Inc.
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                   92330P10
                                (CUSIP Number)

              MatlinPatterson Global Opportunities Partners L.P.
         MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
             MatlinPatterson Global Opportunities Partners B, L.P.
                             Links Partners, L.P.
                             Inland Partners, L.P.
                      MatlinPatterson Global Advisers LLC
                      MatlinPatterson Global Partners LLC
                     MatlinPatterson Asset Management LLC
                              MatlinPatterson LLC
                            Coryton Management Ltd.
                               Mark R. Patterson
                                David J. Matlin
                                 Arthur Coady
                                  Elias Sabo
                               I. Joseph Massoud

                           (Name of Persons Filing)

            Robert Weiss               Joseph Milana and Chrissie Neves      Joseph Milana and Chrissie Neves
        MatlinPatterson LLC                   Links Partners, LP                   Inland Partners, LP
         520 Madison Avenue                    61 Wilton Avenue,                    61 Wilton Avenue,
      New York, New York 10022                     2nd Floor                            2nd Floor
     Telephone: (212) 651-9525            Westport, Connecticut 06880          Westport, Connecticut 06880
                                           Telephone: (203) 221 1703            Telephone: (203) 221-l703

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              September 26, 2003
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes)

                        (Continued on following pages)



                                (Page 1 of 23)

                                 SCHEDULE 13D

--------------------- --------------------------------------------------- -----------------------------------
CUSIP No.             715338109                                           Page 2 of 23
--------------------- --------------------------------------------------- -----------------------------------

      1        NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       MatlinPatterson Global Opportunities Partners L.P.
-------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) / /
                                                                                                    (b) /X/
-------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
-------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                                                           / /
-------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-------------- ----------------------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED                7                SOLE VOTING POWER
 BY EACH REPORTING PERSON
           WITH                                                   0
-------------------------------------------------------------------------------------------------------------

                                         8                SHARED VOTING POWER
                                                             2,932,075.78
-------------------------------------------------------------------------------------------------------------

                                         9                SOLE DISPOSITIVE POWER
                                                                  0
-------------------------------------------------------------------------------------------------------------

                                         10               SHARED DISPOSITIVE POWER
                                                             2,932,075.78
-------------------------------------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          2,932,075.78
-------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                    / /
-------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          46.9%
-------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
                          PN
-------------------------------------------------------------------------------------------------------------



                                (Page 2 of 23)


                                 SCHEDULE 13D

--------------------- --------------------------------------------------- -----------------------------------
CUSIP No.             715338109                                           Page 3 of 23
--------------------- --------------------------------------------------- -----------------------------------

      1        NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       MatlinPatterson Global Opportunities Partners (Bermuda)
                       L.P.
-------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) / /
                                                                                                    (b) /X/
-------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
-------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                                                           / /
-------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Bermuda
-------------------------------------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED                7                SOLE VOTING POWER
 BY EACH REPORTING PERSON
           WITH                                                    0
-------------------------------------------------------------------------------------------------------------

                                         8                SHARED VOTING POWER
                                                             2,932,075.78
-------------------------------------------------------------------------------------------------------------

                                         9                SOLE DISPOSITIVE POWER
                                                                   0
-------------------------------------------------------------------------------------------------------------

                                         10               SHARED DISPOSITIVE POWER
                                                             2,932,075.78
-------------------------------------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          2,932,075.78
-------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                    / /
-------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          46.9%
-------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
                          PN
-------------------------------------------------------------------------------------------------------------



                                (Page 3 of 23)


                                 SCHEDULE 13D

--------------------- --------------------------------------------------- -----------------------------------
CUSIP No.             715338109                                           Page 4 of 23
--------------------- --------------------------------------------------- -----------------------------------

      1        NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       MatlinPatterson Global Opportunities Partners B, L.P.
-------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) / /
                                                                                                    (b) /X/
-------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
-------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                                                           / /
-------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-------------------------------------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED                7                SOLE VOTING POWER
 BY EACH REPORTING PERSON
           WITH                                                    0
-------------------------------------------------------------------------------------------------------------

                                         8                SHARED VOTING POWER
                                                               35,272
-------------------------------------------------------------------------------------------------------------

                                         9                SOLE DISPOSITIVE POWER
                                                                   0
-------------------------------------------------------------------------------------------------------------

                                         10               SHARED DISPOSITIVE POWER
                                                               35,272
-------------------------------------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          35,272
-------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                    / /
-------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          0.58%
-------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
                          PN
-------------------------------------------------------------------------------------------------------------



                                (Page 4 of 23)



                                 SCHEDULE 13D

--------------------- --------------------------------------------------- -----------------------------------
CUSIP No.             715338109                                           Page 5 of 23
--------------------- --------------------------------------------------- -----------------------------------

      1        NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       Links Partners, L.P.
--------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) / /
                                                                                                    (b) /X/
-------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
-------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                                                           / /
-------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Bermuda
-------------------------------------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED                7                SOLE VOTING POWER
 BY EACH REPORTING PERSON
           WITH                                                    0

-------------------------------------------------------------------------------------------------------------

                                         8                SHARED VOTING POWER
                                                             2,932,075.78

-------------------------------------------------------------------------------------------------------------

                                         9                SOLE DISPOSITIVE POWER
                                                                   0

-------------------------------------------------------------------------------------------------------------

                                         10               SHARED DISPOSITIVE POWER
                                                             2,932,075.78

-------------------------------------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          2,932,075.78
-------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                    / /
-------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          46.9%
-------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
                          PN
-------------------------------------------------------------------------------------------------------------




                                (Page 5 of 23)



                                 SCHEDULE 13D

--------------------- --------------------------------------------------- -----------------------------------
CUSIP No.             715338109                                           Page 6 of 23
--------------------- --------------------------------------------------- -----------------------------------

      1        NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       Inland Partners, L.P.
-------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) / /
                                                                                                    (b) /X/
-------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
-------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                                                           / /
-------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Bahamas
-------------------------------------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED                7                SOLE VOTING POWER
 BY EACH REPORTING PERSON
           WITH                                                    0

-------------------------------------------------------------------------------------------------------------

                                         8                SHARED VOTING POWER
                                                             2,932,075.78

-------------------------------------------------------------------------------------------------------------

                                         9                SOLE DISPOSITIVE POWER
                                                                   0

-------------------------------------------------------------------------------------------------------------

                                         10               SHARED DISPOSITIVE POWER
                                                             2,932,075.78

-------------------------------------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          2,932,075.78
-------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                    / /
-------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          46.9%
-------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
                          PN
-------------------------------------------------------------------------------------------------------------




                                (Page 6 of 23)


                                 SCHEDULE 13D

--------------------- --------------------------------------------------- -----------------------------------
CUSIP No.             715338109                                           Page 7 of 23
--------------------- --------------------------------------------------- -----------------------------------

      1        NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       MatlinPatterson Global Advisers LLC
-------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) / /
                                                                                                    (b) /X/
-------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
-------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                                                           / /
-------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-------------------------------------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED                7                SOLE VOTING POWER
 BY EACH REPORTING PERSON
           WITH                                                    0

-------------------------------------------------------------------------------------------------------------

                                         8                SHARED VOTING POWER
                                                             2,932,075.78

-------------------------------------------------------------------------------------------------------------

                                         9                SOLE DISPOSITIVE POWER
                                                                   0

-------------------------------------------------------------------------------------------------------------

                                         10               SHARED DISPOSITIVE POWER
                                                             2,932,075.78

-------------------------------------------------------------------------------------------------------------
     11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     2,932,075.78
-------------------------------------------------------------------------------------------------------------
     12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES              / /
-------------------------------------------------------------------------------------------------------------
     13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          46.9%
-------------------------------------------------------------------------------------------------------------
     14              TYPE OF REPORTING PERSON
                          IA
-------------------------------------------------------------------------------------------------------------




                                (Page 7 of 23)

                                 SCHEDULE 13D


--------------------- --------------------------------------------------- -----------------------------------
CUSIP No.             715338109                                           Page 8 of 23
--------------------- --------------------------------------------------- -----------------------------------

      1        NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       David J. Matlin
-------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) / /
                                                                                                    (b) /X/
-------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
-------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                                                           / /
-------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-------------------------------------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED                7                SOLE VOTING POWER
 BY EACH REPORTING PERSON
           WITH                                                    0

-------------------------------------------------------------------------------------------------------------

                                         8                SHARED VOTING POWER
                                                             2,932,075.78

-------------------------------------------------------------------------------------------------------------

                                         9                SOLE DISPOSITIVE POWER
                                                                   0

-------------------------------------------------------------------------------------------------------------

                                         10               SHARED DISPOSITIVE POWER
                                                             2,932,075.78

-------------------------------------------------------------------------------------------------------------
     11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     2,932,075.78
-------------------------------------------------------------------------------------------------------------
     12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES              / /
-------------------------------------------------------------------------------------------------------------
     13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          46.9%
-------------------------------------------------------------------------------------------------------------
     14              TYPE OF REPORTING PERSON
                          IN
-------------------------------------------------------------------------------------------------------------




                                (Page 8 of 23)


                                 SCHEDULE 13D

--------------------- --------------------------------------------------- -----------------------------------
CUSIP No.             715338109                                           Page 9 of 23
--------------------- --------------------------------------------------- -----------------------------------

      1        NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       Mark R. Patterson
-------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) / /
                                                                                                    (b) /X/
-------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
-------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                                                           / /
-------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-------------------------------------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED                7                SOLE VOTING POWER
 BY EACH REPORTING PERSON
           WITH                                                    0

-------------------------------------------------------------------------------------------------------------

                                         8                SHARED VOTING POWER
                                                             2,932,075.78

-------------------------------------------------------------------------------------------------------------

                                         9                SOLE DISPOSITIVE POWER
                                                                   0

-------------------------------------------------------------------------------------------------------------

                                         10               SHARED DISPOSITIVE POWER
                                                             2,932,075.78

-------------------------------------------------------------------------------------------------------------
     11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     2,932,075.78
-------------------------------------------------------------------------------------------------------------
     12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES              / /
-------------------------------------------------------------------------------------------------------------
     13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          46.9%
-------------------------------------------------------------------------------------------------------------
     14              TYPE OF REPORTING PERSON
                          IN
-------------------------------------------------------------------------------------------------------------




                                (Page 9 of 23)


                                 SCHEDULE 13D

--------------------- --------------------------------------------------- -----------------------------------
CUSIP No.             715338109                                           Page 10 of 23
--------------------- --------------------------------------------------- -----------------------------------

      1        NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       MatlinPatterson Global Partners LLC
-------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) / /
                                                                                                    (b) /X/
-------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
-------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                                                           / /
-------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-------------------------------------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED                7                SOLE VOTING POWER
 BY EACH REPORTING PERSON
           WITH                                                    0

-------------------------------------------------------------------------------------------------------------

                                         8                SHARED VOTING POWER
                                                             2,932,075.78

-------------------------------------------------------------------------------------------------------------

                                         9                SOLE DISPOSITIVE POWER
                                                                   0

-------------------------------------------------------------------------------------------------------------

                                         10               SHARED DISPOSITIVE POWER
                                                             2,932,075.78

-------------------------------------------------------------------------------------------------------------
     11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     2,932,075.78
-------------------------------------------------------------------------------------------------------------
     12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES              / /
-------------------------------------------------------------------------------------------------------------
     13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          46.9%
-------------------------------------------------------------------------------------------------------------
     14              TYPE OF REPORTING PERSON
                          HC
-------------------------------------------------------------------------------------------------------------




                               (Page 10 of 23)


                                 SCHEDULE 13D

--------------------- --------------------------------------------------- -----------------------------------
CUSIP No.             715338109                                           Page 11 of 23
--------------------- --------------------------------------------------- -----------------------------------

      1        NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       MatlinPatterson Asset Management LLC
-------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) / /
                                                                                                    (b) /X/
-------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
-------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                                                           / /
-------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-------------------------------------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED                7                SOLE VOTING POWER
 BY EACH REPORTING PERSON
           WITH                                                    0

-------------------------------------------------------------------------------------------------------------

                                         8                SHARED VOTING POWER
                                                             2,932,075.78

-------------------------------------------------------------------------------------------------------------

                                         9                SOLE DISPOSITIVE POWER
                                                                   0

-------------------------------------------------------------------------------------------------------------

                                         10               SHARED DISPOSITIVE POWER
                                                             2,932,075.78

-------------------------------------------------------------------------------------------------------------
     11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     2,932,075.78
-------------------------------------------------------------------------------------------------------------
     12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES              / /
-------------------------------------------------------------------------------------------------------------
     13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          46.9%
-------------------------------------------------------------------------------------------------------------
     14              TYPE OF REPORTING PERSON
                          HC
-------------------------------------------------------------------------------------------------------------




                               (Page 11 of 23)


                                 SCHEDULE 13D

--------------------- --------------------------------------------------- -----------------------------------
CUSIP No.             715338109                                           Page 12 of 23
--------------------- --------------------------------------------------- -----------------------------------

      1        NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       MatlinPatterson LLC
-------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) / /
                                                                                                    (b) /X/
-------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
-------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                                                           / /
-------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-------------------------------------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED                7                SOLE VOTING POWER
 BY EACH REPORTING PERSON
           WITH                                                    0

-------------------------------------------------------------------------------------------------------------

                                         8                SHARED VOTING POWER
                                                             2,932,075.78

-------------------------------------------------------------------------------------------------------------

                                         9                SOLE DISPOSITIVE POWER
                                                                   0

-------------------------------------------------------------------------------------------------------------

                                         10               SHARED DISPOSITIVE POWER
                                                             2,932,075.78

-------------------------------------------------------------------------------------------------------------
     11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          2,932,075.78
-------------------------------------------------------------------------------------------------------------
     12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES              / /
-------------------------------------------------------------------------------------------------------------
     13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          46.9%
-------------------------------------------------------------------------------------------------------------
     14              TYPE OF REPORTING PERSON
                          HC
-------------------------------------------------------------------------------------------------------------




                               (Page 12 of 23)


                                 SCHEDULE 13D

--------------------- --------------------------------------------------- -----------------------------------
CUSIP No.             715338109                                           Page 13 of 23
--------------------- --------------------------------------------------- -----------------------------------

      1        NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       Coryton Management Ltd.
-------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) / /
                                                                                                    (b) /X/
-------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
-------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                                                           / /
-------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Bahamas
-------------------------------------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED                7                SOLE VOTING POWER
 BY EACH REPORTING PERSON
           WITH                                                    0

-------------------------------------------------------------------------------------------------------------

                                         8                SHARED VOTING POWER
                                                             2,932,075.78

-------------------------------------------------------------------------------------------------------------

                                         9                SOLE DISPOSITIVE POWER
                                                                   0

-------------------------------------------------------------------------------------------------------------

                                         10               SHARED DISPOSITIVE POWER
                                                             2,932,075.78

-------------------------------------------------------------------------------------------------------------
     11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     2,932,075.78
-------------------------------------------------------------------------------------------------------------
     12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES              / /
-------------------------------------------------------------------------------------------------------------
     13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          46.9%
-------------------------------------------------------------------------------------------------------------
     14              TYPE OF REPORTING PERSON
                          CO, HC
-------------------------------------------------------------------------------------------------------------




                               (Page 13 of 23)


                                 SCHEDULE 13D

--------------------- --------------------------------------------------- -----------------------------------
CUSIP No.             715338109                                           Page 14 of 23
--------------------- --------------------------------------------------- -----------------------------------

      1        NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       Arthur Coady
-------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) / /
                                                                                                    (b) /X/
-------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
-------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                                                           / /
-------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Canada
-------------------------------------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED                7                SOLE VOTING POWER
 BY EACH REPORTING PERSON
           WITH                                                    0

-------------------------------------------------------------------------------------------------------------

                                         8                SHARED VOTING POWER
                                                             2,932,075.78

-------------------------------------------------------------------------------------------------------------

                                         9                SOLE DISPOSITIVE POWER
                                                                   0

-------------------------------------------------------------------------------------------------------------

                                         10               SHARED DISPOSITIVE POWER
                                                             2,932,075.78

-------------------------------------------------------------------------------------------------------------
     11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     2,932,075.78
-------------------------------------------------------------------------------------------------------------
     12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES              / /
-------------------------------------------------------------------------------------------------------------
     13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          46.9%
-------------------------------------------------------------------------------------------------------------
     14              TYPE OF REPORTING PERSON
                          IN
-------------------------------------------------------------------------------------------------------------




                               (Page 14 of 23)


                                 SCHEDULE 13D

--------------------- --------------------------------------------------- -----------------------------------
CUSIP No.             715338109                                           Page 15 of 23
--------------------- --------------------------------------------------- -----------------------------------

      1        NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       Elias Sabo
-------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) / /
                                                                                                    (b) /X/
-------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
-------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                                                           / /
-------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States of America
-------------------------------------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED                7                SOLE VOTING POWER
 BY EACH REPORTING PERSON
           WITH                                                    0

-------------------------------------------------------------------------------------------------------------

                                         8                SHARED VOTING POWER
                                                             2,932,075.78

-------------------------------------------------------------------------------------------------------------

                                         9                SOLE DISPOSITIVE POWER
                                                                   0

-------------------------------------------------------------------------------------------------------------

                                         10               SHARED DISPOSITIVE POWER
                                                             2,932,075.78

-------------------------------------------------------------------------------------------------------------
     11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     2,932,075.78
-------------------------------------------------------------------------------------------------------------
     12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES              / /
-------------------------------------------------------------------------------------------------------------
     13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          46.9%
-------------------------------------------------------------------------------------------------------------
     14              TYPE OF REPORTING PERSON
                          IN
-------------------------------------------------------------------------------------------------------------




                               (Page 15 of 23)


                                 SCHEDULE 13D

--------------------- --------------------------------------------------- -----------------------------------
CUSIP No.             715338109                                           Page 16 of 23
--------------------- --------------------------------------------------- -----------------------------------

      1        NAMES OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       I.  Joseph Massoud
-------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     (a) / /
                                                                                                    (b) /X/
-------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
-------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                                                           / /
-------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States of America
-------------------------------------------------------------------------------------------------------------

SHARES BENEFICIALLY OWNED                7                SOLE VOTING POWER
 BY EACH REPORTING PERSON
           WITH                                                    0

-------------------------------------------------------------------------------------------------------------

                                         8                SHARED VOTING POWER
                                                             2,932,075.78

-------------------------------------------------------------------------------------------------------------

                                         9                SOLE DISPOSITIVE POWER
                                                                   0

-------------------------------------------------------------------------------------------------------------

                                         10               SHARED DISPOSITIVE POWER
                                                             2,932,075.78

-------------------------------------------------------------------------------------------------------------
     11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     2,932,075.78
-------------------------------------------------------------------------------------------------------------
     12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES              / /
-------------------------------------------------------------------------------------------------------------
     13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          46.9%
-------------------------------------------------------------------------------------------------------------
     14              TYPE OF REPORTING PERSON
                          IN
-------------------------------------------------------------------------------------------------------------



                               (Page 16 of 23)

Introduction.

This Amendment No. 8 amends and supplements the Schedule 13D filed on April 5, 2002 (the "Initial Schedule 13D"), as amended and supplemented by Amendment No. 1 to Schedule 13D, filed on June 5, 2002 ("Amendment No. l"), Amendment No. 2 to Schedule 13D, filed on July 25, 2002 ("Amendment No. 2"), Amendment No. 3 to Schedule 13D, filed on July 31, 2002 ("Amendment No. 3"), Amendment No. 4 to Schedule 13D, filed on August 30, 2002 ("Amendment No. 4"), Amendment No. 5 to Schedule 13D, filed on November 20, 2002 ("Amendment No. 5"), Amendment No. 6 to Schedule 13D, filed on March 17, 2003 ("Amendment No. 6") and Amendment No. 7 to Schedule 13D, filed on April 16, 2003 ("Amendment No. 7"). The Initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 are collectively referred to herein as "Schedule 13D".

Capitalized terms used and not defined in this Amendment No. 8 shall have the meanings set forth in Schedule 13D.

Schedule 13D was originally filed by (i) Credit Suisse First Boston, a Swiss bank, on behalf of itself and its subsidiaries to the extent that they constituted part of the investment banking business of the Credit Suisse First Boston business unit ("CSFB Business Unit"), in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998); (ii) CSFB Global Opportunities Partners, L.P., a limited partnership organized under the laws of Delaware ("CSFB Partners (Delaware)"), CSFB Global Opportunities Partners (Bermuda), L.P., an exempted limited partnership organized under the laws of Bermuda ("CSFB Partners (Bermuda)"), Links Partners, L.P., a Bahamian exempted limited partnership ("Links"), and Inland Partners, L.P., a Bahamian exempted limited partnership ("Inland"), by virtue of their beneficial ownership of the 5-3/4% Convertible Subordinated Notes due July 2004 (the "Notes") of Venturi Partners, Inc. (formerly known as Personnel Group of America, Inc.) (the "Issuer"), which were immediately convertible into shares of common stock, par value $0.01 per share, of the Issuer (the "Issuer Common Stock"), (iii) Hemisphere Global Opportunities Partners, Ltd., a Bermuda corporation ("Hemisphere Partners"), as general partner of CSFB Partners (Delaware) and CSFB Partners (Bermuda), (iv) Mutual Trust Management (Bermuda) Limited (formerly The Hemisphere Trust Company Limited), a Bermuda licensed trust company ("Mutual Trust"), the trustee of The Hemisphere Global Opportunities Partners Charitable Trust, as the sole shareholder of Hemisphere Partners, (v) Coryton Management Ltd., a Bahamian corporation ("Coryton"), as general partner of Links and Inland, (vi) Arthur Coady, as director and sole shareholder of Coryton and (vii) Elias Sabo and I. Joseph Massoud, as attorneys-in-fact for each of Links and Inland, who have investment authority over securities held by Links and Inland, with respect to the Common Stock.

Among other things, (i) Amendment No. 2 deleted Credit Swiss First Boston, on behalf of itself and its subsidiaries to the extent they constituted part of the CSFB Business Unit, as a Reporting Person, (ii) Amendment No. 3 added MatlinPatterson LLC ("MatlinPatterson"), MatlinPatterson Asset Management LLC ("Matlin Asset Management") and MatlinPatterson Global Advisers LLC ("Matlin Advisers") as Reporting Persons, and reflected the name changes of CSFB Partners (Delaware) and CSFB Partners (Bermuda) to MatlinPatterson Global Opportunities Partners L.P. ("Matlin Partners (Delaware)") and MatlinPatterson Global Opportunities Partners


                               (Page 17 of 23)

(Bermuda) L.P. ("Matlin Partners (Bermuda)"), respectively, (iii) Amendment No. 4 deleted Hemisphere Partners and Mutual Trust as Reporting Persons and added MatlinPatterson Global Partners LLC ("Matlin Partners") as a Reporting Person, (iv) Amendment No. 5 changed the address of the principal office and principal place of business for MatlinPatterson, Matlin Asset Management, Matlin Partners, Matlin Advisers and Matlin Partners (Delaware), disclosed the entering into of the Agreement in Principal to negotiate terms of the Proposed Restructuring and the entering into of the Purchase Option Agreement, disclosed various purchases of loans and loan commitments by the Reporting Persons, disclosed the intent of each of the Reporting Persons, and updated the interest in securities of the Issuer by the Reporting Persons, (v) Amendment No. 6 amended or corrected certain information that changed since the filing of Amendment No. 5 and disclosed the execution of the Restructuring Agreement among the Issuer, certain subsidiaries of the Issuer, certain creditors of the Issuer, and certain noteholders of the Issuer including Matlin Partners (Delaware), Inland and Links on March 14, 2003 which related to a proposed restructuring of the Issuer and (vi) Amendment No. 7 amended certain information that changed since the filing of Amendment No. 6, disclosed the changes in the holdings of debt by the Reporting Persons under the credit facility and the closing on April 14, 2003 of the Notes Exchange as described under the heading "The Notes Exchange" in Section D of Item 4 of Amendment No. 6 and the execution of the Second Amended and Restated Credit Agreement, including the related issuance to the Reporting Persons of common stock purchase warrant shares and other changes in lieu of consumating the Loan Exchange.

This Amendment No. 8 is filed on behalf of (i) Matlin Partners (Delaware), Matlin Partners (Bermuda), MatlinPatterson Global Opportunities Partners B, L.P. ("Matlin Partners B"), Links and Inland, by virtue of their beneficial ownership of shares of Issuer Common Stock and warrants to purchase shares of Issuer Common Stock, (ii) Matlin Advisers, by virtue of its investment authority over securities held by Matlin Partners (Delaware), Matlin Partners (Bermuda) and Matlin Partners B, (iii) Matlin Partners, as general partner of Matlin Partners (Delaware), Matlin Partners (Bermuda) and Matlin Partners B,
(iv) Matlin Asset Management, as the holder of all of the membership interests in Matlin Partners and Matlin Advisers, (v) MatlinPatterson, as the holder of all of the membership interests in Matlin Asset Management, (vi) Mark Patterson and David Matlin, each as the holder of 50% of the membership interests in MatlinPatterson (vii) Coryton, as general partner of Links and Inland, (viii) Arthur Coady, as director and sole shareholder of Coryton and
(ix) Elias Sabo and I. Joseph Massoud, as attorneys-in-fact for each of Links and Inland, who have investment authority over securities held by Links and Inland (Matlin Partners (Delaware), Matlin Partners (Bermuda), Matlin Partners B, Links, Inland, Matlin Advisers, Matlin Partners, Matlin Asset Management, MatlinPatterson, Mark Patterson, David Matlin, Coryton, Arthur Coady, Elias Sabo, and I. Joseph Massoud, collectively, the "Reporting Persons" and each a "Reporting Person"), for purposes of (x) amending certain information that has changed since the filing of Amendment No. 7 and (y) disclosing the conversion of the Preferred Stock into shares of Issuer Common Stock.




                               (Page 18 of 23)

Item 1. Security and Issuer
        -------------------

The Issuer changed its name from Personnel Group of America, Inc. to Venturi Partners, Inc. on August 5, 2003. The Issuer's principal executive offices are located at Five LakePointe Plaza, 2709 Water Ridge Parkway, 2nd Floor, Charlotte, North Carolina 28217.

Item 4. Purpose of Transaction.
        ----------------------

Item 4 of Schedule 13D is amended to add subsection H as follows.

H.  Reverse Stock Split/Conversion of Preferred Stock

As discussed in Subsection D of Item 4 of Amendment No. 6, pursuant to the Restructuring Agreement, the Issuer amended the certificate of incorporation of the Issuer to, among other things, effect a one-for-twenty five reverse split of the Issuer Common Stock. The stockholders approved the amended certificate of incorporation at the annual meeting of the shareholders of the Issuer held on July 24, 2003 and the Issuer filed the certificate of incorporation on August 5, 2003 effecting the one-for-twenty five reverse split. As a result of the reverse split, (A) the 5,779,952 shares of Issuer Common Stock held by Matlin Partners (Delaware) were reduced to 231,198 shares, (B) the 2,889,976 shares of Issuer Common Stock held by Inland were reduced to 115,599 shares, (C) the 2,889,976 shares of Issuer Common Stock held by Inland were reduced to 115,599 shares, (D) the 1,954,235.5 Warrants held by Matlin Partners (Delaware) were reduced to 78,169.42 Warrants, (E) the 1,072,349.5 Warrants held by Inland were reduced to 42,893.98 Warrants, (F) the 1,058,709.5 Warrants held by Links were reduced to 42,348.38 Warrants and
(G) the conversion rate for the Preferred Stock was changed such that each share of Preferred Stock was convertible into four shares of Issuer Common Stock.

Immediately following the reverse split, the number of authorized but unissued shares of Issuer Common Stock was greater than the number of shares of Issuer Common Stock into which all of the outstanding shares of Preferred Stock were convertible. The certificate of designation for the Preferred Stock provided that if the number of authorized but unissued shares of Issuer Common Stock is greater than the number of shares of Issuer Common Stock into which all of the outstanding shares of Preferred Stock were convertible then the Issuer may automatically convert the shares of Preferred Stock into Issuer Common Stock by providing written notice to the holders of Preferred Stock of such conversion. The Issuer notified the holders of Preferred Stock by notice sent out on September 10, 2003 that it was automatically converting all shares of Preferred Stock into Issuer Common Stock effective on September 26, 2003. On September 26, 2003, the 288,283 shares of Preferred Stock held by Matlin Partners (Delaware) were automatically converted into 1,153,132 shares of Issuer Common Stock, the 144,142 shares of Preferred Stock held by Inland were automatically converted into 576,568 shares Issuer Common Stock and the 144,142 shares of Preferred Stock held by Links were automatically converted into 576,568 shares Issuer Common Stock.

As a result of the reverse stock split and the conversion of Preferred Stock, Matlin Partners (Delaware) holds 1,384,330 shares of Issuer Common Stock and 78,169.42 Warrants, Inland


                               (Page 19 of 23)
holds 692,167 shares of Issuer Common Stock and 42,893.98 Warrants and Links holds 692,167 shares of Issuer Common Stock and 42,348.38 Warrants.



Item 5. Interest in Securities of the Issuer.
        ------------------------------------

Subsections (a) and (b) of Item 5 of Schedule 13D are amended and restated in their entirety to read as follows:

As of the date hereof, the Reporting Persons' interests in Issuer Common Stock are as follows:

     (a)(i) As of the date hereof, the Reporting Persons' interests in Issuer Common Stock in the aggregate are as follows: Matlin Partners (Delaware), Links, Inland MatlinPatterson, Matlin Asset Management, Matlin Advisers, Matlin Partners, Matlin Partners (Bermuda), Mark Patterson, David Matlin, Coryton, Arthur Coady, Elias Sabo and I. Joseph Massoud in the aggregate beneficially own or may be deemed to beneficially own 2,932,075.78 shares of Issuer Common Stock consisting of (A) 2,768,664 shares of Issuer Common Stock and (B) 163,411.78 Warrants to purchase 163,411.78 shares of Issuer Common Stock. The 2,768,664 shares of Issuer Common Stock represent beneficial ownership of approximately 46.89% of the issued and outstanding shares of Issuer Common Stock (based on 6,089,938 shares of Issuer Common
Stock issued and outstanding as reported by Issuer's counsel and assuming exercise of the Warrants directly beneficially owned by the Reporting Persons). Matlin Partners B may be deemed to be an indirect beneficial owner of certain of the Issuer Common Stock as described in paragraph (vi) of this Item 5(a).

(ii) As of the date hereof, Matlin Partners (Delaware) is the direct beneficial owner of 1,462,499.4 shares of Issuer Common Stock consisting of
(A) 1,384,330 shares of Issuer Common Stock and (B) 78,169.42 Warrants to purchase 78,169.42 shares of Issuer Common Stock. The 1,462,499.4 shares of Issuer Common Stock represent beneficial ownership of approximately 23.71% of the issued and outstanding shares of Issuer Common Stock (based on 6,089,938 shares of Issuer Common Stock issued and outstanding as reported by Issuer's counsel and assuming exercise of the Warrants directly beneficially owned by Matlin Partners (Delaware)). Pursuant to the Intercreditor Agreement, Matlin Partners (Delaware) may also be deemed to beneficially own the shares beneficially owned by Links and Inland, with the aggregate shares and percentages disclosed in paragraph (i) of this Item 5(a).

(iii) As of the date hereof, Links is the direct beneficial owner of 734,515.38 shares of Issuer Common Stock consisting of (A) 692,167 shares of Issuer Common Stock and (B) 42,348.38 Warrants to purchase 42,348.38 shares of Issuer Common Stock. The 735,060.98 shares of Issuer Common Stock represent beneficial ownership of approximately 11.98% of the issued and outstanding shares of Issuer Common Stock (based on 6,089,938 shares of Issuer Common Stock issued and outstanding as reported by Issuer's counsel and assuming exercise of the Warrants directly beneficially owned by Links). Pursuant to the Intercreditor Agreement, Links may also be deemed to beneficially own the shares beneficially owned by Matlin Partners (Delaware) and Inland, with the aggregate shares and percentages disclosed in paragraph (i) of this Item 5(a).


                               (Page 20 of 23)

(iv) As of the date hereof, Inland is the direct beneficial owner of 735,060.98 shares of Issuer Common Stock consisting of (A) 692,167 shares of Issuer Common Stock and (B) 42,893.98 Warrants to purchase 42,893.98 shares of Issuer Common Stock. The shares of Issuer Common Stock represent beneficial ownership of approximately 11.99% of the issued and outstanding shares of Issuer Common Stock (based on 6,089,938 shares of Issuer Common Stock issued and outstanding as reported by Issuer's counsel and assuming exercise of the Warrants directly beneficially owned by Inland). Pursuant to the Intercreditor Agreement, Inland may also be deemed to beneficially own the shares beneficially owned by Links and Matlin Partners (Delaware), with the aggregate shares and percentages disclosed in paragraph (i) of this Item 5(a).


(v) Matlin Partners (Delaware) and Matlin Partners (Bermuda) have entered into a Participation Agreement (the "Bermuda Participation Agreement") dated as of May 15, 2001. Pursuant to such agreement, Matlin Partners (Bermuda) holds a participation interest in its pro rata share of the right, title and interest in the Issuer Common Stock beneficially owned by Matlin Partners (Delaware). Matlin Partners (Bermuda)'s pro rata share currently yields a participation interest equal to 368,812 shares of Issuer Common Stock consisting of (A) 349,108 shares of Issuer Common Stock and (B) 19,713 Warrants to purchase 19,713 shares of Issuer Common Stock. By reason of such relationship, Matlin Partners (Bermuda) may be deemed to share voting and dispositive power over 368,812 shares owned by Matlin Partners (Delaware). The 368,812 shares of Issuer Common Stock represent beneficial ownership of approximately 6.04% of the issued and outstanding shares of Issuer Common Stock (based on 6,089,938 shares of Issuer Common Stock issued and outstanding as reported by Issuer's counsel and assuming exercise of the Warrants in which Matlin Partners (Bermuda) has a participation interest). Pursuant to the Intercreditor Agreement, Matlin Partners (Bermuda) may also be deemed to beneficially own the shares owned by Matlin Partners (Delaware), Links and Inland with the aggregate shares and percentages disclosed in paragraph (i) of this Item 5(a).

(vi) Matlin Partners (Delaware) and Matlin Partners B have entered into a Participation Agreement (the "B Participation Agreement") dated as of July 16, 2002. Pursuant to such agreement, Matlin Partners B holds a participation interest in its pro rata share of the right, title and interest in the Issuer Common Stock beneficially owned by Matlin Partners (Delaware). Matlin Partners B's participation interest equals 35,272 shares of Issuer Common Stock consisting of (A) 33,385 shares of Issuer Common Stock and (B) 1,887 Warrants to purchase 1,887 shares of Issuer Common Stock. By reason of such relationship, Matlin Partners B may be deemed to share voting and dispositive power over 35,272 shares owned by Matlin Partners (Delaware). The 35,272 shares of Issuer Common Stock represent beneficial ownership of approximately 0.58% of the issued and outstanding shares of Issuer Common Stock (based on 6,089,938 shares of Issuer Common Stock issued and outstanding as reported by Issuer's counsel and assuming exercise of the Warrants in which Matlin Partners B has a participation interest).

(vii) Matlin Partners serves as General Partner of Matlin Partners (Delaware). By reason of such relationship, Matlin Partners may be deemed to share voting and dispositive power over the shares owned by Matlin Partners (Delaware). Pursuant to the Intercreditor Agreement, Matlin Partners may also be deemed to beneficially own the shares owned by Links and Inland with the aggregate shares and percentages disclosed in paragraph (i) of this Item 5(a).


                               (Page 21 of 23)

(viii) Matlin Advisers serves as investment advisor to Matlin Partners (Delaware). By reason of such relationship, Matlin Advisers may be deemed to share voting and dispositive power over the shares owned by Matlin Partners (Delaware). Pursuant to the Intercreditor Agreement, Matlin Advisers may also be deemed to beneficially own the shares owned by Links and Inland with the aggregate shares and percentages disclosed in paragraph (i) of this Item 5(a).

(ix) Matlin Asset Management is the holder of all of the membership interests in Matlin Partners and Matlin Advisers. By reason of such relationship, Matlin Asset Management may be deemed to share voting and dispositive power over the shares owned by Matlin Partners (Delaware). Pursuant to the Intercreditor Agreement, Matlin Asset Management may also be deemed to beneficially own the shares owned by Links and Inland with the aggregate shares and percentages disclosed in paragraph (i) of this Item 5(a).

(x) MatlinPatterson is the holder of all of the membership interests in Matlin Asset Management. By reason of such relationship, MatlinPatterson may be deemed to share voting and dispositive power over the shares owned by Matlin Partners (Delaware). Pursuant to the Intercreditor Agreement, MatlinPatterson may also be deemed to beneficially own the shares owned by Links and Inland with the aggregate shares and percentages disclosed in paragraph (i) of this
Item 5(a).

(xi) Mark Patterson and David Matlin are each the holder of 50% of the membership interests in MatlinPatterson. By reason of such relationships, each of Mark Patterson and David Matlin may be deemed to share voting and dispositive power over the shares owned by Matlin Partners (Delaware). Pursuant to the Intercreditor Agreement, Mark Patterson and David Matlin may each also be deemed to beneficially own the shares owned by Links and Inland with the aggregate shares and percentages disclosed in paragraph (i) of this
Item 5(a).

(xii) Coryton serves as General Partner of Links and Inland. By reason of such relationships, Coryton may be deemed to share voting and dispositive power over the shares owned by Links and Inland. Pursuant to the Intercreditor Agreement, Coryton may also be deemed to share voting and dispositive power over the shares owned by Matlin Partners (Delaware) with the aggregate shares and percentages disclosed in paragraph (i) of this Item 5(a).

(xiii) Arthur Coady serves as sole shareholder of Coryton. By reason of such relationship, Arthur Coady may be deemed beneficially own the shares owned by Links and Inland. Pursuant to the Intercreditor Agreement, Arthur Coady may also be deemed to beneficially own the shares owned by Matlin Partners (Delaware) with the aggregate shares and percentages disclosed in paragraph
(i) of this Item 5(a).

(xiv) Elias Sabo and I. Joseph Massoud serve as attorney-in-fact for each of Links and Inland, who have investment authority over securities held by Links and Inland. By reason of such relationships, Elias Sabo and I. Joseph Massoud may be deemed to share voting and dispositive power over the shares owned by Links and Inland. Pursuant to the Intercreditor Agreement, Elias Sabo and I. Joseph Massoud may also be deemed to beneficially own the shares owned by Matlin Partners (Delaware) with the aggregate shares and percentages disclosed in paragraph (i) of this Item 5(a).


                               (Page 22 of 23)

     (b) To the best knowledge of MatlinPatterson, Matlin Asset Management, Matlin Advisers, Matlin Partners and Coryton with respect to the directors and executive officers named in their respective schedules to the Schedule 13D, none of the persons (i) beneficially owns any shares of Issuer Common Stock (other than in his or her capacity as a controlling member, executive officer or director of such corporation or limited liability company) or (ii) has the right to acquire any Issuer Common Stock owned by other parties.

The filing of this Amendment No. 8 shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Issuer Common Stock owned by other parties.

Pursuant to the Intercreditor Agreement, Matlin Partners (Delaware), Matlin Partners (Bermuda), Links and Inland agree to vote all of the shares of capital stock of the Issuer beneficially owned by them, directly or indirectly, as unanimously agreed upon by them.


Item 7. Materials to be Filed as Exhibits.
        ---------------------------------

Item 7 of Schedule 13D is hereby amended by replacing Exhibit 5.

Exhibit No.    Description
----------     -----------

     5 Joint Filing Agreement, dated as of September 29, 2003, by and among MatlinPatterson LLC, MatlinPatterson Asset Management LLC, MatlinPatterson Global Advisers LLC, MatlinPatterson Global Partners LLC, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., MatlinPatterson Global Opportunities Partners B, L.P., Links Partners, L.P., Inland Partners, L.P., Coryton Management Ltd., Mark Patterson, David Matlin, Arthur Coady, Elias Sabo and I. Joseph Massoud.



                               (Page 23 of 23)

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment No. 8 is true, complete and correct.

September 29, 2003

                                      MATLINPATTERSON LLC


                                      By:  /s/ Mark R. Patterson
                                           ------------------------------------
                                           Name: Mark R. Patterson
                                           Title: Member


                                      MATLINPATTERSON ASSET MANAGEMENT LLC


                                      By:  MatlinPatterson LLC, its manager


                                      By:  /s/ Mark R. Patterson
                                           ------------------------------------
                                           Name: Mark R. Patterson
                                           Title: Member


                                      MATLINPATTERSON GLOBAL ADVISERS LLC


                                      By:  /s/ Mark R. Patterson
                                           ------------------------------------
                                           Name: Mark R. Patterson
                                           Title: Chairman


                                      MATLINPATTERSON GLOBAL PARTNERS LLC


                                      By:  /s/ Mark R. Patterson
                                           ------------------------------------
                                           Name: Mark R. Patterson
                                           Title: Director


                                      MATLINPATTERSON GLOBAL
                                      OPPORTUNITIES PARTNERS L.P.


                                      By:  MatlinPatterson Global Partners LLC


                                      By:  /s/ Mark R. Patterson
                                           ------------------------------------
                                           Name: Mark R. Patterson
                                           Title: Director

                                      MATLINPATTERSON GLOBAL
                                      OPPORTUNITIES PARTNERS (BERMUDA) L.P.

                                      By:  MatlinPatterson Global Partners LLC

                                      By:  /s/ Mark R. Patterson
                                           ------------------------------------
                                           Name:  Mark R. Patterson
                                           Title: Director

                                      MATLINPATTERSON GLOBAL
                                      OPPORTUNITIES PARTNERS B, L.P.

                                      By:  MatlinPatterson Global Partners LLC

                                      By:  /s/ Mark R. Patterson
                                           ------------------------------------
                                           Name:  Mark R. Patterson
                                           Title: Director

                                      LINKS PARTNERS, L.P.

                                      By:  Coryton Management Ltd.,
                                           its general partner

                                      By:  /s/ Arthur Coady
                                           ------------------------------------
                                           Name: Arthur Coady
                                           Title: President

                                      INLAND PARTNERS, L.P.

                                      By:  Coryton Management Ltd.,
                                           its general partner

                                      By:  /s/ Arthur Coady
                                           ------------------------------------
                                           Name: Arthur Coady
                                           Title: President

                                      CORYTON MANAGEMENT LTD

                                      By:  /s/ Arthur Coady
                                           ------------------------------------
                                           Name: Arthur Coady
                                           Title: President

                                      DAVID J. MATLIN

                                      By:  /s/ David J. Matlin
                                           ------------------------------------
                                           Name:  David J. Matlin

                                      MARK R. PATTERSON

                                      By:  /s/ Mark R. Patterson
                                           ------------------------------------
                                           Name:  Mark R. Patterson

                                      ARTHUR COADY

                                      By:  /s/ Arthur Coady
                                           ------------------------------------
                                           Name: Arthur Coady

                                      ELIAS SABO


                                      By:  /s/ Elias Sabo
                                           ------------------------------------
                                           Name: Elias Sabo


                                      I. JOSEPH MASSOUD


                                      By:  /s/ I. Joseph Massoud
                                           ------------------------------------
                                           Name:  I. Joseph Massoud

                                                                 EXHIBIT INDEX
                                                                 -------------

Exhibit No.    Description
-----------    -----------

     5 Joint Filing Agreement, dated as of September 29, 2003, by and among MatlinPatterson LLC, MatlinPatterson Asset Management LLC, MatlinPatterson Global Advisers LLC, MatlinPatterson Global Partners LLC, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., MatlinPatterson Global Opportunities Partners B, L.P., Links Partners, L.P., Inland Partners, L.P., Coryton Management Ltd., Mark Patterson, David Matlin Arthur Coady, Elias Sabo and I. Joseph Massoud.

                                                                     Exhibit 5
                                                                     ---------

                            JOINT FILING AGREEMENT
                        Dated as of September 29, 2003


         In accordance with Rule 13d-1(k)(1) under the Securities Exchange
Act of 1934, as amended, the undersigned hereby agree to the joint filing of MatlinPatterson LLC, MatlinPatterson Asset Management LLC, MatlinPatterson Global Advisers LLC, MatlinPatterson Global Partners LLC, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., MatlinPatterson Global Opportunities Partners B, L.P., David Matlin, Mark Patterson, Links Partners, L.P., Inland Partners, L.P., Coryton Management Ltd., Arthur Coady, Elias Sabo and I. Joseph Massoud, on behalf of each of them a statement on Schedule 13D (including amendments thereto) with respect to shares of common stock, par value $0.01 per share, of Venturi Partners, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 29th day of September, 2003.


                                      MATLINPATTERSON LLC

                                      By:  /s/ Mark R. Patterson
                                           ------------------------------------
                                           Name:  Mark R. Patterson
                                           Title: Member


                                      MATLINPATTERSON ASSET MANAGEMENT LLC

                                      By:  MatlinPatterson LLC, its manager

                                      By:  /s/ Mark R. Patterson
                                           ------------------------------------
                                           Name:  Mark R. Patterson
                                           Title: Member


                                      MATLINPATTERSON GLOBAL ADVISERS LLC

                                      By:  /s/ Mark R. Patterson
                                           ------------------------------------
                                           Name:  Mark R. Patterson
                                           Title: Chairman



                                (Page 1 of 4)

                                      MATLINPATTERSON GLOBAL PARTNERS LLC

                                      By:  /s/ Mark R. Patterson
                                           ------------------------------------
                                           Name:  Mark R. Patterson
                                           Title: Director


                                      MATLINPATTERSON GLOBAL
                                      OPPORTUNITIES PARTNERS L.P.

                                      By:  MatlinPatterson Global Partners LLC

                                      By:  /s/ Mark R. Patterson
                                           ------------------------------------
                                           Name:  Mark R. Patterson
                                           Title: Director


                                      MATLINPATTERSON  GLOBAL
                                      OPPORTUNITIES PARTNERS (BERMUDA) L.P.

                                      By:  MatlinPatterson Global Partners LLC

                                      By:  /s/ Mark R. Patterson
                                           ------------------------------------
                                           Name:  Mark R. Patterson
                                           Title: Director

                                      MATLINPATTERSON  GLOBAL
                                      OPPORTUNITIES PARTNERS B, L.P.

                                      By:  MatlinPatterson Global Partners LLC

                                      By:  /s/ Mark R. Patterson
                                           ------------------------------------
                                           Name:  Mark R. Patterson
                                           Title: Director



                                (Page 2 of 4)

                                      LINKS PARTNERS, L.P.

                                      By:  Coryton Management Ltd.,
                                           its general partner

                                      By:  /s/ Arthur Coady
                                           ------------------------------------
                                           Name: Arthur Coady
                                           Title: President


                                      INLAND PARTNERS, L.P.

                                      By:  Coryton Management Ltd.,
                                           its general partner

                                      By:  /s/ Arthur Coady
                                           ------------------------------------
                                           Name: Arthur Coady
                                           Title: President


                                      CORYTON MANAGEMENT LTD.

                                      By:  /s/ Arthur Coady
                                           ------------------------------------
                                           Name: Arthur Coady
                                           Title: President


                                      DAVID J. MATLIN

                                      By:  /s/ David J. Matlin
                                           ------------------------------------
                                           Name:  David J. Matlin

                                      MARK R. PATTERSON

                                      By:  /s/ Mark R. Patterson
                                           ------------------------------------
                                           Name:  Mark R. Patterson


                                      ARTHUR COADY

                                      By:  /s/ Arthur Coady
                                           ------------------------------------
                                           Name: Arthur Coady


                                      ELIAS SABO

                                      By:  /s/ Elias Sabo
                                           ------------------------------------
                                           Name: Elias Sabo




                                (Page 3 of 4)

                                      I. JOSEPH MASSOUD

                                      By:  /s/ I. Joseph Massoud
                                           ------------------------------------
                                           Name:   I. Joseph Massoud





                                (Page 4 of 4)